NCI BUILDING SYSTEMS, INC.

List of Subsidiaries

NCI Holding Corp.	Delaware
NCI Operating Corp.	Nevada
Metal Coaters of California, Inc.	Texas
NCI Building Systems, L.P.	Texas
A&S Building Systems, L.P.	Texas
Metal Building Components, L.P.	Texas
NCI Group, L.P.	Texas
Building Systems de Mexico, S.A. de C.V.	Mexico